Exhibit 99.1

FENNEC ANNOUNCES FISCAL YEAR 2020 FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE

~ Fennec is Working Closely with its Third-Party Drug Product Manufacturer to Finalize the New Drug Application (NDA) Resubmission for PEDMARK™ ~

~ Resubmission of the NDA for PEDMARKTM is Planned for the Second Quarter of 2021 ~

~ Company Has Approximately $30 Million in Cash and No Outstanding Debt ~

Research Triangle Park, NC, March 30, 2021 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company focused on the development of PEDMARKTM (a unique formulation of sodium thiosulfate (STS)) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its financial results for the fiscal year ended December 31, 2020 and provided a business update.

“We have made meaningful progress working with the FDA and our third-party drug product manufacturer towards fully addressing the Complete Response Letter (CRL) received in August 2020 for PEDMARKTM. We believe we are on track to finalize and resubmit the New Drug Application (NDA) for PEDMARK to the FDA in the second quarter of 2021,” said Rosty Raykov, chief executive officer of Fennec Pharmaceuticals. “Importantly and as previously announced, the CRL identified no clinical or safety issues and there are no requirements for additional clinical data. We remain committed to making PEDMARK commercially available to help prevent life-long hearing loss for children receiving cisplatin chemotherapy.”

Financial Results for the Fourth Quarter and Fiscal Year Ended December 31, 2020

•	Cash Position – Cash and cash equivalents were $30.3 million as of December 31, 2020. The net increase in cash balance over the fiscal year is the result of an equity financing of $32 million in net proceeds completed in May 2020, which was offset by cash used for operating activities including regulatory expenses associated with the regulatory submissions of PEDMARKTM and expenses associated with commercial launch readiness.

•	Revenue – Fennec earned royalty revenue originating from the 2016 sales agreement of Eniluracil to Elion Oncology, LLC. The agreement entitles Fennec to a five percent share of gross amounts earned by Elion with respect to Eniluracil. During 2020, the Company received common shares and cash valued at approximately $0.17 million.
•	Research and Development (R&D) Expenses – R&D expenses were $1.2 and $5.1 million, respectively, for the fourth quarter and year ended December 31, 2020, compared to $1.2 million and $5.6 million for the same period in 2019.
•	General and Administrative (G&A) Expenses – G&A expenses were $2.3 million and $13.0 million, respectively, for the fourth quarter and year ended December 31, 2020, compared to $2.5 million and $7.4 million, respectively for the same periods in 2019. The annual increase in G&A was largely due to commercialization readiness expenses for PEDMARKTM during the first nine months of 2020.
•	Net Loss - Net losses for the fourth quarter and year ended December 31, 2020 of $3.2 million ($0.13 per share) and $18.1 million ($0.76 per share), respectively, compared to $3.6 million ($0.18 per share) and $12.8 million ($0.64 per share), respectively, for the same periods in 2019.
•	Financial Guidance – The Company believes its cash and cash equivalents on hand as of December 31, 2020 will be sufficient to fund the Company's planned activities for 2021 including NDA resubmission and commercial readiness activities.

Financial Update

The selected financial data presented below is derived from our audited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete audited condensed consolidated financial statements for the period ended December 31, 2020 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Audited Condensed Consolidated

Statement of Operations:

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019

Revenue	$170	$-	$170	$-

Operating expenses:
Research and development	1,223	1,172	5,105	5,607
General and administrative	2,293	2,481	12,950	7,402

Total operating expense	3,516	3,653	18,055	13,009
Loss from operations	3,346	3,653	17,885	13,009

Other (expense)/income
Amortization expense	-	(18)	(402)	(64)
Unrealized gain on securities	100	-	100	-
Other loss	(5)	(8)	(9)	(17)
Net interest income	13	69	87	315
Total other (expense)/income, net	108	43	224	234

Net income/(loss)	$(3,238)	$(3,610)	$(18,109)	$(12,775)

Basic net income/(loss) per common share	$(0.13)	$(0.18)	$(0.76)	$(0.64)

Diluted net income/(loss) per common share	$(0.13)	$(0.18)	$(0.76)	$(0.64)

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	December 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	$30,344	$13,650
Other current assets	1,073	234
Non-current assets, net	-	262
Total Assets	$31,417	$14,146

Liabilities and stockholders’ equity
Current liabilities	$2,347	$2,271
Total stockholders’ equity	29,070	11,875
Total liabilities and stockholders’ equity	$31,417	$14,146

Working Capital	Fiscal Year Ended
Selected Asset and Liability Data:	December 31, 2020	December 31, 2019
(U.S. Dollars in thousands)
Cash and cash equivalents	$30,344	$13,650
Other current assets	1,073	234
Current liabilities excluding derivative liability	(2,347)	(2,271)
Working capital	$29,070	$11,613

Selected Equity:
Common stock & APIC	$189,967	$154,663
Accumulated deficit	(162,140)	(144,031)
Stockholders’ equity	29,070	11,875

About PEDMARK™

Cisplatin and other platinum compounds are essential chemotherapeutic agents for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity, or hearing loss, which is permanent, irreversible and particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe, it is estimated that, annually, over 10,000 children may receive platinum-based chemotherapy.  The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children that suffer ototoxicity at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

PEDMARK has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

The Marketing Authorization Application (MAA) for sodium thiosulfate (tradename PEDMARQSI) is currently under evaluation by the European Medicines Agency (EMA).  PEDMARK has received Breakthrough Therapy and Fast Track Designation by the FDA in March 2018.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company focused on the development of PEDMARK™ for the prevention of platinum-induced ototoxicity in pediatric patients.   Further, PEDMARK has received Orphan Drug Designation in the U.S. for this potential use. Fennec has a license agreement with Oregon Health and Science University (OHSU) for exclusive worldwide license rights to intellectual property directed to sodium thiosulfate and its use for chemoprotection, including the prevention of ototoxicity induced by platinum chemotherapy, in humans.  For more information, please visit www.fennecpharma.com

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include the Company’s expectations regarding its interactions and communications with the FDA, including the Company’s expectations and goals respecting the resolution the issues raised in the CRL and the Company’s plans to address them, and the anticipated timing of the Company’s finalization and filing of an NDA resubmission for PEDMARK.  Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks and uncertainties relating to the Company’s reliance on third party manufacturing, the risk that unforeseen factors may delay the resubmission of the NDA, the risks of delays in or failure to obtain FDA approval of PEDMARK, the risks relating to the Company’s and its manufacturer’s ability to adequately address the concerns identified in the CRL, the risk that the resubmission of the NDA to the FDA will not be satisfactory, that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2020.  Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Investors:

Robert Andrade

Chief Financial Officer

Fennec Pharmaceuticals Inc.

(919) 246-5299

Media:

Elixir Health Public Relations

Lindsay Rocco

(862) 596-1304

lrocco@elixirhealthpr.com